Global Partner Acquisition Corp II

7 Rye Ridge Plaza, Suite 350

Rye Brook, NY 10573

January 11, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention: Pam Howell, Esq.

Re:	Global Partner Acquisition Corp II
Registration Statement on Form S-1, as amended
Originally Filed December 21, 2020
File No. 333-251558

Dear Ms. Howell:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Global Partner Acquisition Corp II hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on January 11, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Paul J. Zepf
Paul J. Zepf
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Paul Hastings LLP